SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated fourth quarter earnings for fiscal year 2014”.

Buenos Aires, February 10, 2015 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2014.

Annual Highlights

•	BBVA Francés’ net income reached AR$ 3,204.5 million as of December 31, 2014, achieving a return on equity (ROE) of 36.6% and a return on assets (ROA) of 4.9%.

•	In terms of activity, the private sector loan portfolio totaled AR$ 41.4 billion at the end of 2014, an increase of 13.6% in the last twelve months. The Bank maintained its market share at 6.5%. Such increase was driven mainly by growth in consumer loans, which increased 25.2% in the last year, in line with the Bank’s strategy positioning itself as one of the most important players in this segment.

•	In 2012, the Central Bank of Argentina (BCRA) established that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. Such requirement has been renewed every six months since then. BBVA Francés has successfully complied with each renewal quota. In December, 2014, the BCRA extended this requirement to 2015 and increased the percentage to 6.5% of deposits, with a fixed interest rate of 19%, exclusively for micro-businesses and small and medium-sized companies.

•	The quality of its asset portfolio continues to be one of the pillars of BBVA Francés strategy. The Bank has been able to maintain good ratios, despite some evidence of deterioration of the environment. The non-performing loan ratio reached 0.99% as of December 31, 2014, with a coverage ratio of 244.2%

•	Total deposits reached AR$ 51.4 billion; growing 17.5% in the last twelve months. During the same period, current accounts registered a good performance, growing 26.8%, while time deposits also increased but at a lower rate of 5.5%. Transactional deposits represent 59% of the Bank’s total deposits.

•	During 2014, BBVA Francés placed six issuances of Negotiable Obligations under its Global Bond Program (USD 750 million). Series 8 and 9 in February, for a total amount of AR$ 404 million, Series 10 and 11 in July for AR$ 399.7 million and Series 12 and 13 in November for AR$ 237.8 million. All of these bonds bear an interest rate equal to the Badlar rate plus a margin, for a period of 18 to 36 months.

•	BBVA Francés, once again, maintained high levels of liquidity and solvency. As of December 31, 2014 total shareholder’s equity reached AR$ 10.3 billion, while the excess of capital over the BCRA minimum regulatory requirements, reached AR$ 5.2 billion, or 49.9% of the Bank’s total stockholder’s equity. The capital ratio reached 16.3% of weighted risk assets.

•	As of December 31, 2014, liquid assets (Cash and due from banks plus BCRA bills and notes) represented 41.2% of the Bank’s total deposits.

•	On December 23, 2014, the BCRA issued Communication “A” 5685, which determined that all increases or re-pricing of fees charged by financial entities must have prior authorization from the BCRA. Previously, the regulation was applied only to those financial products or services considered as basic. Authorized fee increases that are lower than costs incurred by the Bank to support its business structure could adversely affect the financial results in future periods.

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2014	FY 2013	% Change
Net Financial Income	7.608.730	4.978.427	52,8%
Provision for loan losses	(574.663)	(453.264)	26,8%
Net income from services	3.349.448	2.498.521	34,1%
Administrative expenses	(5.594.157)	(3.881.972)	44,1%
Operating income	4.789.358	3.141.712	52,4%
Income (loss) from equity investments	189.623	95.985	97,6%
Income (Loss) from Minority interest	(106.813)	(55.013)	94,2%
Other Income/Expenses	2.306	(38.022)	-106,1%
Income tax	(1.669.978)	(1.120.418)	49,0%
Net income for the period	3.204.496	2.024.244	58,3%
Net income per share (2)	6,0	3,8	58,3%
Net income per ADS (3)	17,9	11,3	58,3%

(1)	Exchange rate: AR$ 8,5520 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

As of December 31, 2014, BBVA Francés registered net income of AR$ 3,204.5 million, 58.3% higher than the gain recorded at the end of 2013.

The following “pro forma” table presents non-recurring earnings.

Income Statement PROFORMA
in thousands of pesos	Recurring Income	Non recurring Income	Total Income
Net Financial Income	7,563,837	44,893	7,608,730
Provision for loan losses	(574,663)	—	(574,663)
Net income from services	3,349,448	—	3,349,448
Administrative expenses	(5,594,157)	—	(5,594,157)
Operating income	4,744,465	44,893	4,789,358
Income (loss) from equity investments	189,623	—	189,623
Income (Loss) from Minority interest	(106,813)	—	(106,813)
Other Income/Expenses	2,306	—	2,306
Income tax and Minimum Presumed Tax	(1,624,720)	(45,258)	(1,669,978)
Net income for the period	3,204,861	(365)	3,204,496

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2014	FY 2012	% Change
Net Financial Income	7,563,837	5,064,564	49.3%
Provision for loan losses	(574,663)	(453,264)	26.8%
Net income from services	3,349,448	2,498,521	34.1%
Administrative expenses	(5,594,157)	(3,881,972)	44.1%
Operating income	4,744,465	3,227,849	47.0%
Income (loss) from equity investments	189,623	95,985	97.6%
Income (Loss) from Minority interest	(106,813)	(55,013)	94.2%
Other Income/Expenses	2,306	(38,022)	-106.1%
Income tax	(1,624,720)	(1,056,730)	53.7%
Net income for the period	3,204,861	2,174,069	47.4%
Net income per share (2)	6.0	4.0	47.4%
Net income per ADS (3)	17.9	12.1	47.4%

(1)	Exchange rate: 8.5520 Ps. = 1US$
(2)	Assumes 536,877,850 average ordinary shares
(3)	Each ADS represents three ordinary shares.

Other Events

•	On December 30, 2014, the Bank approved the issuance of Series 14 and 15 of its negotiable obligations (bonds) for a total amount of AR$ 500 million. The subscription period started on February 4, 2015 and the issuance date will be February 13, 2015.

•	On January 8, 2015, the BCRA established through its Communication “A” 5689 that financial entities must provision 100% of any administrative, disciplinary and criminal penalties implemented or initiated against them. They must also disclose in a note in their financial statements, any proceedings initiated by the BCRA from its inception, independent of the significance of the amounts involved or whether such amounts have been appropriately quantified.

•	Subsequently, Communication “A” 5693 was issued, which set aside the rule on “Liquidity position”, replacing it by new regulation on “Liquidity coverage ratio”, under which financial entities must have funds of high quality assets, free of restrictions in case of potential stress scenarios. BBVA Francés has internalized this metric and given the quality of its assets and its liquidity management, it far exceeds the Basel requirements.

•	The BCRA determined in January 2015, that BBVA Francés is considered for all purposes as a domestic systemically important bank (D-SIBs).

•	In this line, Communication “A” 5694 was issued, establishing a new capital requirement of 1% of risk-weighted assets, for entities considered as systemically important banks, to be implemented gradually from 2016 to 2019. However, it is immediately effective for purposes of income distribution.

•	Based on the results of the 2014 fiscal year, the Board of Directors has resolved to propose a cash dividend payment in the amount of AR$ 400 million at the annual Shareholder’s meeting. Such payment is subject to applicable regulatory and transaction authorizations.

Quarterly Highlights

•	BBVA Francés reached net income of AR$ 814.4 million in the fourth quarter of 2014, similar to the same quarter of 2013 and 29.5% above the results of the third quarter of 2014.

•	Net financial income grew 23.9% in the four quarter of 2014, compared to the same quarter of 2013 and 13% compared to the previous quarter, mainly due to the increase in the intermediation with private sector and to the gains resulting from the public bonds portfolio.

•	The private sector loan portfolio reached AR$ 41.4 billion, maintaining a similar level to that of the previous quarter. Consumer loans grew 11.4%, whereas financing to small and medium-sized companies did not register a significant variation during the period. Loans to corporations declined by 18.2% during the same period.

•	The Bank’s total deposits reached AR$ 51.4 million by the end of the year, increasing 3.4% during the last quarter of 2014. Sight deposits grew 4.2% during the same period, while time deposits grew by 1.8%.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) grew 0.5% in October-November in comparison to the third quarter of 2014.

The industrial sector activity, measured by the Monthly Industrial Estimator (EMI) decreased by 1.6% in the last quarter of 2014 compared to the previous quarter, and it fell 2.0% compared to the fourth quarter of 2013. During October-November, the Synthetic Index of Construction Activity increased 5.9% in comparison to the third quarter of 2014, and 2.5% with respect to the same two-month period of 2013.

Inflation, measured since January by the new official National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 3.4% in the fourth quarter of 2014, measuring an inflation rate of 23.9% in 2014. The new index is national in scope (compared to the previously used indicator which covered the Greater Buenos Aires area) and uses the year 2013 as a base period (2013 = 100). Given this change, no historical data exists and it is not possible to make a comparative analysis with the previous rates.

The national public sector fiscal balance showed a primary deficit of AR$ 38.1 billion in the fourth quarter of 2014, showing a deterioration of 30% compared to the deficit reached in the same period of 2013.

Primary public sector spending increased 41.9% in the fourth quarter of 2014 and public sector revenues showed an increase, of 43.6% during the same period.

Tax revenues increased during the fourth quarter of 2014, by 44.0% boosted during the period by an increase of 63.2% in export duties.

Transfers to the private sector, capital spending and the deficit of public enterprises were mainly responsible for the increase in primary spending during the period. Interest payments increased by 37.7% during the last quarter of the year and total deficit reached AR$ 56.1 billion, an increase of 32.4% compared to the same period in 2013.

In the external sector, the accumulated trade surplus reached USD 896 million during the fourth quarter of 2014, 35.9% lower than that recorded in the same period of 2013. During the last three months of 2014, the trade balance reached total exports of USD 15.8 billion (-16.8% vs 4Q13) and total imports of USD 14.9 billion (-15.3% vs 4Q 13).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 8.55 per US dollar on December 30, 2014, an increase of 31.2% compared to the previous year.

The stock of international reserves of the BCRA increased by USD 3.6 billion to USD 31.4 billion as of December 30, 2014. During the fourth quarter of 2104, the Central Bank purchased USD 0.9 billion in the FX market, USD 0.4 billion more than the USD 0.5 billion purchased during the previous quarter. These reserves include USD 1.8 billion from USD 11 billion bilateral currency swap deal signed between the People’s Bank of China and the BCRA, and the payments from the auction of LTE 4G licenses to mobile phone companies.

The Badlar interest rate for private banks decreased 123 b.p. in the fourth quarter of 2014, averaging 19.9% compared to a 21.1% average in the third quarter of 2014.

During the fourth quarter private sector loans in pesos increased 8.5% compared to the third quarter of 2014, while private sector loans in dollars fell 15.8%.

Total deposits in pesos in the financial system increased by 12.6% during the same period; private sector deposits in pesos increased 9.1% and 7.2% in dollars.

The Bank

BBVA Francés has vast experience in the market, offering the best products and services through its wide distribution network. Its strength, commitment and flexibility allow it to retain existing clients, achieving a place as leading institution and one of the most recommended banks in the Argentine financial system.

During the fourth quarter, the Bank focused its strategy on improving the franchise, maintaining a customer-centric focus and renewing its employees’ commitment to excellence.

BBVA Francés was recognized by the prestigious magazine The Banker, as Bank of the Year in Argentina, as result of its sustainable growth, profitability and asset quality indicators and for leading the transformation process to a digital banking model.

The Bank has also shown outstanding performance in terms of workplace environment as it ranked among the ten best places to work in Argentina (in the category of companies with more than 1,000 employees) according to the consulting firm Great Place to Work.

The “Chamber of Argentine Advertisers” (Cámara Argentina de Anunciantes), awarded BBVA Francés “Good Advertisements 2014” prize for its “Estas Dulce” campaign related to the promotion of the Bank’s loans. This award is one of various prizes given to the Bank in recognition of its advertising campaigns during the year and demonstrates the high quality of work done by BBVA Frances in promoting its retail banking services.

During the fourth quarter of 2014, the Bank developed a wide range of commercial actions in each of its banking divisions, prioritizing the price management and penetration of the most profitable products.

In the retail segment, BBVA Frances continued to strengthen the current program of benefits and discounts. During the holidays, the Banks offered its clients discounts of up to 25% and interest-free installments for purchases with the Bank’s credit cards.

In addition, as it does every summer season, the Bank launched its “Estas Dulce. Sacas lo major del verano con BBVA Francés” campaign which allows clients to enjoy discounts on credit card purchases at a great variety of stores all over the country.

The Bank also continued fostering its alliance with LAN, by offering discounts for redemption of KM’s to fly to destinations around the world with LAN and its associated airlines, in addition to benefits related to the Visa Xeneixe and River LANPASS credit cards, allowing its customers to attend and enjoy the best sporting events of the season.

The Bank opened a new flagship branch in Martinez, province of Buenos Aires as part of its transformation plan into a more digital model. This new office presents a completely different layout, is equipped with the latest trends in technology and employs a unique client attention model. With this opening, the Bank brings to life the customer-centric business strategy by offering spaces tailor-made for a new kind of client: more demanding, more informed and with a greater variety of services among which to choose. For that reason, the branch offers tablets and smartphones for the clients to access the internet where they can operate through Frances Net and self-manage their products along with new meeting rooms constructed with a cutting-edge design where customers may quietly discuss their product management alternatives with their Bank officers.

Another retail branch, a branch specialized in small and medium-sized companies and a VIP space were opened at Parque Industrial Pilar, in the province of Buenos Aires. This location is a strategic area where approximately 300 companies and 7,000 potential clients operate. A retail branch was also opened in the province of San Juan thus promoting the brand in this territory.

In the commercial segment and understanding the particular needs of this banking division, BBVA Frances and LAN now offer the chance to exchange LANPASS KMs to acquire products from the John Deere collection, one of the most important manufacturers of agro machinery in the world.

The Bank organized the 25th edition of the “Prize to the Agricultural Entrepreneur” recognizing those agro professionals and producers who have innovated in the management of their companies and achieved an improvement in their profitability as a result. The event is already a classic in the sector and 850 SMEs have participated throughout these 25 editions, entrepreneurs from 19 different provinces and the capital city have been awarded prizes.

Education is one the main guidelines of the social programs carried out by BBVA; its goals include fostering the financial culture of individuals and SMEs, and enhancing the social inclusion of children and youth. Two programs stand out in this area; the “Program for Financial Education, Scholarships for Inclusion BBVA Francés” and the “Program for Formation and Strengthening of SMEs”.

BBVA Francés started a new program, the “Program for Formation and Strengthening of SMEs” at the end of the year. Its aims are to meet the training needs of SMEs’ owners and managers, offering them the necessary know-how and managing tools to facilitate the development of the right skills necessary for management to adapt to the current market conditions.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2014 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 8.552/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Net Financial Income	1,977,228	1,749,510	1,595,988	13.0%	23.9%
Provision for loan losses	(152,323)	(151,867)	(141,743)	0.3%	7.5%
Net income from services	918,875	887,922	667,451	3.5%	37.7%
Administrative expenses	(1,478,751)	(1,582,636)	(993,270)	-6.6%	48.9%
Operating income	1,265,029	902,929	1,128,426	40.1%	12.1%
Income (Loss) from equity investments	32,560	85,365	17,841	-61.9%	82.5%
Income (Loss) from Minority interest	(30,130)	(28,677)	(15,261)	5.1%	97.4%
Other Income/Expenses	(32,123)	14,453	5,859	-322.3%	-648.3%
Income tax and Minimum Presumed Tax	(420,979)	(345,100)	(272,934)	22.0%	54.2%
Net income for the period	814,357	628,970	863,931	29.5%	-5.7%
Net income per share (2)	1.52	1.17	1.61	29.5%	-5.7%
Net income per ADS (3)	4.55	3.51	4.83	29.5%	-5.7%

(1)	Exchange rate: AR$ 8,5520 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

During the fourth quarter of 2014, the Bank’s net income totaled AR$ 814.4 million.

This result includes the effect of the variation of public bond valuations.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 12-31-14
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,975,578	1,650	1,977,228
Provision for loan losses	(152,323)	—	(152,323)
Net income from services	918,875	—	918,875
Administrative expenses	(1,478,751)	—	(1,478,751)
Operating income	1,263,379	1,650	1,265,029
Income (loss) from equity investments	32,560	—	32,560
Income (Loss) from Minority interest	(30,130)	—	(30,130)
Other Income/Expenses	(32,123)	—	(32,123)
Income tax and Minimum Presumed Tax	(429,436)	(8,457)	(420,979)
Net income for the period	804,250	(6,807)	814,357

In order to standardize the comparison with previous quarters; the analysis of the variations is made in terms of recurring results.

				Δ% quarter ended 12-31-14
Condensed Income Statement PROFORMA	Quarter ended			vs quarter ended
in thousands of pesos	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Net Financial Income	1,975,578	1,802,983	1,662,202	9.6%	18.9%
Provision for loan losses	(152,323)	(151,867)	(141,743)	0.3%	7.5%
Net income from services	918,875	887,922	667,451	3.5%	37.7%
Administrative expenses	(1,478,751)	(1,582,636)	(993,270)	-6.6%	48.9%
Operating income	1,263,379	956,402	1,194,640	32.1%	5.8%
Income (Loss) from equity investments	32,560	85,365	17,841	-61.9%	82.5%
Income (Loss) from Minority interest	(30,130)	(28,677)	(15,261)	5.1%	97.4%
Other Income/Expenses	(32,123)	14,453	5,859	-322.3%	-648.3%
Income tax and Minimum Presumed Tax	(429,436)	(346,973)	(284,115)	23.8%	51.1%
Net income for the period	804,250	680,570	918,964	18.2%	-12.5%

BBVA Francés reached net income of AR$ 804.3 million during the fourth quarter of 2014, registering a decrease of 12.5% compared to the same quarter of 2013, and an increase of 18.2% compared to the previous quarter.

Net financial income grew 18.9% and 9.6% compared to the quarters ended December 31, 2013 and September 30, 2014, respectively. Such increase is mainly due to a higher volume of intermediation with the private sector together with higher income from the public bonds portfolio.

As a consequence of the increase in the loan portfolio and in non-performing loans, provisions for loan losses in the quarter grew 7.5% compared to the same quarter of 2013, and did not register a significant variation compared to the previous quarter.

Net income from services increased 37.7% and 3.5% compared to the fourth quarter of 2013 and to the previous quarter, respectively.

Administrative expenses increased 48.9% compared to the same quarter of 2013 and showed a small decrease of 6.6% during the fourth quarter of 2014.

Finally, other income/expenses registered a loss of AR$ 32.1 million, mainly due to higher provisions for other contingencies, partially offset by recovered loans.

				Δ% quarter ended 12-31-14 vs
Main figures	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Return on Average Assets (1)	4.4%	3.5%	6.1%	24.3%	-28.4%
Return on Average Shareholders’ Equity	32.8%	27.3%	51.4%	20.1%	-36.1%
Net fee Income as a % of Recurrent Operating Income	31.7%	33.0%	28.7%	-3.8%	10.8%
Net fee Income as a % of Administrative Expenses	62.1%	56.1%	67.2%	10.8%	-7.5%
Adm. Expenses as a % of Recurrent Operating Income (2)	51.1%	58.8%	42.6%	-13.1%	19.8%

(1)	Annualized.
(2)	Adm. Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income increased 23.9% and 13.0%, compared to the same quarter of 2013 and to the previous quarter, respectively.

Higher volumes of intermediation with the private sector and a good mix of funding resulted in an increase in the interest margin of 39.6% compared to the same quarter of 2013 and 12.9% during the quarter.

As previously mentioned, the net financial income result includes the non-recurring income originated by variations in the valuation of public securities. Such results showed a non-significant gain during the fourth quarter of 2014, while accounting losses of AR$ 53.5 million and AR$ 66.2 million during the quarters ended on December 31, 2013 and September 30, 2014, respectively.

In addition, both, the “foreign exchange difference” and “others” line items, which include foreign currency operations, registered a declined during the fourth quarter of 2014 compared to the same quarter of 2013, mainly due to the devaluation that took place on such quarter.

				Δ% quarter ended 12-31-14 vs
Net financial income	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Net financial income	1,977,228	1,749,510	1,595,988	13.0%	23.9%
Net income from financial intermediation	1,242,723	1,100,566	890,319	12.9%	39.6%
CER adjustment	54,919	59,037	33,168	-7.0%	65.6%
Income from securities and short term investments	520,786	430,292	29,253	21.0%	n/a
Interest on Government guaranteed loans	3,727	3,739	2,287	-0.3%	63.0%
Foreign exchange difference	95,913	109,718	316,975	-12.6%	-69.7%
Others	59,160	46,158	323,986	28.2%	-81.7%

Income from Public and Private Securities

The Bank has the discretion to mark-to market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

				Δ% quarter ended 12-31-14 vs
Income from securities and short-term investments	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Income from securities and short-term investments	520,786	430,292	29,253	21.0%	n/a
Holdings booked at fair value	91,695	15,418	(39,529)	494.7%	n/a
Bills and Notes from the Central Bank	423,760	409,772	73,197	3.4%	478.9%
Other fixed income securities	5,331	5,102	(4,415)	4.5%	n/a
CER adjustment	54,932	59,060	33,193	-7.0%	65.5%

Net Income from Services

Net income from services registered an increase of 37.7% during the fourth quarter of 2014 compared to the same quarter of 2013 and of 3.5% compared to the previous quarter.

Higher consumption with credit cards, higher fees generated from deposit services and insurance sales, together with fees from PSA Finance led the growth during the last twelve months.

Service charge expenses grew mainly due to the increase in benefits offered for credit card consumption, primarily those related to the “LANPass kilometers” program.

The quarterly comparison registered a similar performance.

Net income from services	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30 -14	12-31-13	09-30-14	12-31-13
Net income from services	918,875	887,922	667,451	3.5%	37.7%
Service charge income	1,323,476	1,201,798	940,046	10.1%	40.8%
Service charges on deposits accounts	251,511	241,341	187,753	4.2%	34.0%
Credit cards and operations	562,421	466,375	380,759	20.6%	47.7%
Insurance	135,610	130,791	99,528	3.7%	36.3%
Capital markets and securities activities	9,592	12,633	5,062	-24.1%	89.5%
Fees related to foreign trade	35,551	36,407	26,723	-2.3%	33.0%
Other fees	328,792	314,252	240,220	4.6%	36.9%
Services Charge expense	(404,600)	(313,877)	(272,595)	28.9%	48.4%

Administrative Expenses

Administrative expenses increased 48.9% during the fourth quarter of 2014, compared to the same quarter of 2013 and slightly decreased compared to the previous quarter.

Personnel expenses grew in the last twelve months mainly due to the increase in wages resulting from the collective wage agreement, the fixed amount received by personnel as agreed with the labor union and to a higher number of employees.

General expenses increased 55.5% during the same period, due to the price adjustments, the devaluation and changes in the perimeter. Advertising expenses included the re-negotiation of the soccer sponsorship agreements, an increase of media presence by the

“Francés Go” campaign, and in the last quarter the “River Campeón” campaign, among others.

In addition, during the year, more branches were opened and self-service terminals for deposits and payments (ATS) were installed. Tax expenses showed similar growth to general expenses

As of December 31, 2014, the Bank and its subsidiaries had 5,437 employees. The branch office network totaled 282 attention-to-clients units, including 251 consumer branch offices and 31 branch offices specializing in the middle-market segment and institutions. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 685 ATM’s and 756 self-service terminals (ATS)

Administrative expenses	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30 -14	12-31-13	09-30-14	12-31-13
Administrative expenses	(1,478,751)	(1,582,636)	(993,270)	-6.6%	48.9%
Personnel expenses	(812,890)	(971,291)	(564,864)	-16.3%	43.9%
Electricity and Communications	(26,424)	(25,417)	(18,061)	4.0%	46.3%
Advertising and Promotion	(68,349)	(61,708)	(36,055)	10.8%	89.6%
Fees and external administrative services	(23,625)	(14,845)	(18,570)	59.1%	27.2%
Taxes	(139,787)	(126,591)	(87,550)	10.4%	59.7%
Organization and development expenses	(15,444)	(15,369)	(13,175)	0.5%	17.2%
Amortizations	(41,616)	(35,161)	(27,879)	18.4%	49.3%
Other	(350,616)	(332,254)	(227,116)	5.5%	54.4%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 32.1 million during the fourth quarter of 2014 mainly due to higher provisions for other contingencies recorded during the period, partially offset by recovered loans.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the fourth quarter of 2014 a gain of AR$ 32.6 million was recorded, mainly due to BBVA Frances’ stake in Rombo Compañia Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National Treasury increased 38.1% during 2014 and 15.0% during the quarter, mainly due to bonds purchases.

The Bank’s portfolio of BCRA bills and notes grew significantly during the fourth quarter of 2014, both compared to the same quarter of 2013 and to the previous quarter, in accordance to the liquidity policy implemented by the Bank.

As of December 31, 2014, the public sector’s National Treasury assets represented 3.9% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 10.7% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Treasury through public securities, guaranteed loans and trustees, as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 12-31-14 vs
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Public Sector - National Government	3,099,243	2,695,885	2,243,504	15.0%	38.1%
Public Sector Loans	54,459	51,945	40,915	4.8%	33.1%
Total bond portfolio	2,809,999	2,509,642	2,022,878	12.0%	38.9%
Holdings book at fair value	2,706,879	2,428,434	1,976,935	11.5%	36.9%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	102,956	81,044	45,779	27.0%	124.9%
Trustees	—	—	174,804	n/a	-100.0%
Allowances	(201)	(204)	(196)	-1.5%	2.6%
Reverse repo	234,986	134,502	5,103	74.7%	4504.9%
Public Sector - National Government own portfolio	2,864,257	2,561,383	2,238,401	11.8%	28.0%

Bills and Notes from Central Bank	8,630,056	7,031,106	1,408,487	22.7%	512.7%
Own portfolio	7,953,062	5,270,496	1,233,210	50.9%	544.9%
Reverse repo w/ Central Bank	(676,994)	(1,760,610)	(175,277)	-61.5%	286.2%

Total exposure to the Public Sector	11,729,299	9,726,991	3,651,991	20.6%	221.2%

Total exposure to the Public Sector without repos	10,817,318	7,831,879	3,471,611	38.1%	211.6%

Loan Portfolio

The private sector loan portfolio totaled AR$ 41.4 billion as of December 31, 2014, growing 13.6% in the last twelve months, whereas in the last quarter it did not register a significant variation.

During 2014, both, loans for consumption and loans to small and medium-sized companies registered a good performance, increasing its portfolios by 25.2% and 15.0%, respectively, while loans to large corporations remained at a similar level.

In the retail segment, growth was driven by credit cards with an increase of 54.3%, whereas car loans increased at a slower pace of 6.2%. Personal loans did not grow during the period, reflecting lack of activity.

Loans to small and medium size companies grew mainly due to leasing and commercial loans. It is important to mention that the management of the line of credit for the productive investment for micro, small and medium-sized companies was instrumental in placing loans and leasing, reaching the target established for the year.

Finally, loans to large corporations registered a poor performance mainly due to the decline in advance loans and financial loans, partially offset by an increase in loans for foreign trade operations.

Compared to the previous quarter, growth was led by the 11.4% increase in the retail portfolio, whereas commercial loans registered a decline during the period.

Net loans	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12 31-14	09-30-14	12-31-13	09-30-14	12-31-13
Private & Financial sector loans	41,388,381	40,512,571	36,427,279	2.2%	13.6%
Advances	6,861,786	7,311,296	6,552,258	-6.1%	4.7%
Discounted and purchased notes	6,035,048	6,303,691	5,476,961	-4.3%	10.2%
Consumer Mortgages	1,466,346	1,387,004	1,243,900	5.7%	17.9%
Car secured loans	3,695,487	3,641,853	3,479,820	1.5%	6.2%
Personal loans	6,091,937	5,977,116	5,998,744	1.9%	1.6%
Credit cards	11,465,609	9,383,445	7,429,187	22.2%	54.3%
Loans to financial sector	910,437	952,622	1,641,846	-4.4%	-44.5%
Other loans	5,025,304	5,708,632	4,647,736	-12.0%	8.1%
Unaccrued interest	(133,912)	(131,173)	(132,213)	2.1%	1.3%
Adjustment and accrued interest & exchange difference	908,133	854,708	811,502	6.3%	11.9%
Less: Allowance for loan losses	(937,794)	(876,623)	(722,462)	7.0%	29.8%
Loans to public sector	54,459	51,945	40,915	4.8%	33.1%
Loans to public sector	8,756	9,184	8,770	-4.7%	-0.2%
Adjustment and accrued interest & exchange difference	45,703	42,761	32,145	6.9%	42.2%

Net total loans	41,442,840	40,564,516	36,468,194	2.2%	13.6%

Asset Quality

BBVA Francés has maintained a leadership position in terms of risk taken in an environment that has shown signs of deterioration.

The asset quality ratio (non-performing loans/total loans) was 0.99% as of December 31, 2014 while the coverage ratio (provisions/non-performing loans) reached 224.2%.

Asset quality ratios	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Non-performing loans (1)	418,283	388,080	284,254	7.8%	47.2%
Allowance for loan losses	(937,794)	(876,623)	(722,462)	7.0%	29.8%
Non-performing loans/net total loans	0.99%	0.94%	0.76%	5.4%	29.1%
Non-performing private loans/net private loans	0.99%	0.94%	0.77%	5.4%	29.2%
Allowance for loan losses/non-performing loans	224.20%	225.89%	254.16%	-0.7%	-11.8%
Allowance for loan losses/net total loans	2.21%	2.12%	1.94%	4.6%	13.9%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12 3114	09 30 14	12 3113	09 30 14	12 3113
Balance at the beginning of the quarter	882,212	828,912	660,287	6.4%	33.6%
Increase / decrease	152,323	151,867	141,743	0.3%	7.5%
Provision increase / decrease - Exchange rate difference	329	1,173	2,962	-72.0%	88.9%
Decrease	(91,803)	(99,740)	(77,486)	-8.0%	18.5%
Balance at the end of the quarter	943,061	882,212	727,506	6.9%	29.6%

Deposits

Total deposits reached AR$ 51.4 billion as of December 31, 2014, an increase of 17.5% in the last twelve months and 3.4% during the quarter.

During the year, sight accounts grew 26.8% and time deposits increased at a lesser pace, 5.5%. The performance registered during this quarter was similar, sight accounts increased 4.2% and time deposits increased 1.8%.

Deposits denominated in pesos grew 29.2% annually and 3.5% in the last quarter. Foreign currency denominated deposits increased 16.3% in the last twelve months and 7.5% during the quarter.

By the end of December 31, 2014 deposits denominated in foreign currency reached AR$ 5.5 billion (equivalent to US$ 641.7 million), representing 10.7% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Total deposits	51,440,933	49,734,513	43,777,815	3.4%	17.5%

Current accounts	15,360,083	16,514,883	12,040,888	-7.0%	27.6%
Peso denominated	15,023,449	15,921,325	11,209,849	-5.6%	34.0%
Foreign currency	336,634	593,558	831,039	-43.3%	-59.5%
Saving accounts	14,996,005	12,624,715	11,902,663	18.8%	26.0%
Peso denominated	11,639,748	9,835,098	9,424,224	18.3%	23.5%
Foreign currency	3,356,257	2,789,617	2,478,439	20.3%	35.4%
Time deposits	19,950,392	19,607,251	18,914,838	1.8%	5.5%
Peso denominated	18,363,312	18,114,087	17,669,881	1.4%	3.9%
CER adjusted time deposits	303	410	904	-26.1%	-66.5%
Foreign currency	1,586,777	1,492,754	1,244,053	6.3%	27.5%
Investment Accounts	483	677	4,027	-28.7%	-88.0%
Peso denominated	483	677	4,027	-28.7%	-88.0%
Other	1,133,970	986,987	915,399	14.9%	23.9%
Peso denominated	925,521	757,089	748,042	22.2%	23.7%
Foreign currency	208,449	229,898	167,357	-9.3%	24.6%
Rescheduled deposits + CEDROS	2,234	2,234	5,885	0.0%	-62.0%
Peso denominated	2,234	2,234	5,885	0.0%	-62.0%

Total deposits + Rescheduled deposits & CEDROS	51,443,167	49,736,747	43,783,700	3.4%	17.5%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 2.5 billion as of December 31, 2014, registering a 37.4% increase compared to the previous year and declined 4.6% during the quarter.

During the year, the Bank issued six placements of Negotiable Obligations for a total amount of AR$ 1.1 billion with a demand that exceeded the amount issued.

By the end of the quarter, the Negotiable Obligations’ principal plus interest totaled AR$ 2.5 billion, of which 91% correspond to the Bank’s issuances and the rest to PSA Finance.

Financing lines from other banks decreased both, compared to December 2013 and to the previous quarter.

The following table shows funding sources as of December 31, 2014, 16.4% of the outstanding funding sources are denominated in foreign currency.

Other funding sources	Quarter ended			Δ% quarter ended 12-31-14 vs quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Lines from other banks	553,320	779,068	579,911	-29.0%	-4.6%
Senior Bonds	1,941,148	1,834,664	1,235,599	5.8%	57.1%

Total other funding sources	2,494,468	2,613,732	1,815,510	-4.6%	37.4%

Capitalization

As of December 31, 2014, the Bank’s total shareholders’ equity totaled AR$ 10.3 billion; representing an excess of AR$ 5.2 billion over the BCRA capital requirements. On the same date, the capital ratio reached 16.3% of assets adjusted to risk.

				Δ% quarter ended 12-31-14 vs
Capitalization	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%

Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%

Reserves on Profits	6,095,012	6,095,012	4,099,568	0.0%	48.7%
Unappropriated retained earnings	3,204,496	2,390,139	2,024,244	34.1%	58.3%

Total stockholders’ equity	10,331,876	9,517,519	7,156,180	8.6%	44 .4%

				Δ% quarter ended 12-31-14 vs
Central Bank Requirements	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Central Bank Minimum Capital Requirements	5,252,947	4,931,604	4,269,971	6.5%	23.0%
Central Bank Minimum Capital Requirements (a, b)	5,099,412	4,759,958	3,964,903	7.1%	28.6%
Increase in capital requirements related to custody	153,535	171,646	305,068	-10.6%	-49.7%
a) Central Bank Minimum Capital Requirements	5,099,412	4,759,958	3,964,904	7.1%	28.6%
Allocated to Asset at Risk	3,698,747	3,499,558	3,014,005	5.7%	22.7%
DCR (derivative conterparter risk)	22,369	11,942	7,377	87.3%	203.2%
Market Risk	144,086	109,918	84,243	31.1%	71.0%
Operational Risk	1,234,210	1,138,540	859,279	8.4%	43.6%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	614,141	686,586	1,220,271	-10.6%	-49.7%
5% of the securities in custody and book-entry notes	614,141	686,586	1,220,271	-10.6%	-49.7%

Bank Capital Calculated under Central Bank Rules	10,406,607	9,656,270	7,080,154	7.8%	47.0%
Ordinary Capital Level 1	10,001,585	9,283,586	6,786,792	7.7%	47.4%
Dedusctions Ordinary Capital Level 1	(156,074)	(158,196)	(128,463)	-1.3%	21.5%
Capital Level 2	561,096	530,880	421,825	5.7%	33.0%
Excess over Required Capital	5,153,660	4,724,666	2,810,183	9.1%	83.4%

Capital Ratio (Central Bank rules)	16.3%	16.2%	19.4%	0.6%	-15.7%
Excess over Required Capital as a % of Shareholders’ Equity	49.9%	49.6%	39.3%	0.5%	27.0%

Additional Information

				Δ% quarter ended 12-31-14 vs
	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-14	09-30-14	12-31-13	09-30-14	12-31-13
Exchange rate	8.55	8.46	6.52	1.0%	31.2%
Quarterly CER adjustment	3.8%	4.1%	2.7%	-7.3%	44.4%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss fourth quarter earnings will be held on Wednesday, February 11, 2015, at 10:00 AM New York time – 12.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 312 3048 within the U.S. or +1 (719) 457 2661 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 6677551. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until March 11, 2015.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-14	09-30-14	06-30-14	12-31-13
Cash and due from banks	12,560,064	12,539,352	11,487,854	12,881,704
Government and Private Securities	11,626,187	9,634,649	10,196,131	3,432,871
Holdings booked at fair value	2,941,865	2,562,936	2,349,646	1,847,536
Holdings booked at amortized cost	164	164	164	164
Reverse repo	—	—	—	134,502
Listed Private Securities	54,303	40,647	114,237	42,378
Bills and Notes from the Central Bank	8,630,056	7,031,106	7,732,288	1,408,487
Less: Allowances	(201)	(204)	(204)	(196)
Loans	41,442,840	40,564,516	37,959,114	36,468,194
Loans to the private & financial sector	41,388,381	40,512,571	37,910,090	36,427,279
Advances	6,861,786	7,311,296	6,894,271	6,552,258
Discounted and purchased notes	6,035,048	6,303,691	5,558,444	5,476,961
Secured with mortgages	1,466,346	1,387,004	1,311,435	1,243,900
Car secured loans	3,695,487	3,641,853	3,456,216	3,479,820
Personal loans	6,091,937	5,977,116	5,974,939	5,998,744
Credit cards	11,465,609	9,383,445	8,651,287	7,429,187
Loans to financial sector	910,437	952,622	1,114,563	1,641,846
Other loans	5,025,304	5,708,632	5,008,854	4,647,736
Less: Unaccrued interest	(133,912)	(131,173)	(125,691)	(132,213)
Plus: Interest & FX differences receivable	908,133	854,708	889,249	811,502
Less: Allowance for loan losses	(937,794)	(876,623)	(823,477)	(722,462)
Public Sector loans	54,459	51,945	49,024	40,915
Principal	8,756	9,184	9,247	8,770
Plus: Interest & FX differences receivable	45,703	42,761	39,777	32,145
Other banking receivables	2,612,371	6,633,040	3,506,347	1,168,491
Repurchase agreements	866,027	1,880,783	2,035,792	176,191
Unlisted private securities	48,653	40,397	36,207	3,401
Other banking receivables	1,702,958	4,717,449	1,439,783	993,943
Less: provisions	(5,267)	(5,589)	(5,435)	(5,044)
Investments in other companies	327,580	295,057	270,984	218,929
Intangible assets	144,672	143,124	131,637	120,755
Organization and development charges	144,672	143,124	131,637	120,755
Other assets	5,530,060	5,074,026	4,735,064	4,167,180

Total Assets	74,243,774	74,883,764	68,287,131	58,458,124

Deposits	51,443,167	49,736,747	48,049,762	43,783,700
Current accounts	15,360,083	16,514,883	14,327,189	12,040,888
Saving accounts	14,996,005	12,624,715	12,567,766	11,902,663
Time deposits	19,950,392	19,607,251	20,187,951	18,914,838
Investment Accounts	483	677	1,176	4,027
Rescheduled deposits CEDROS	2,234	2,234	3,013	5,885
Other deposits	1,133,970	986,987	962,667	915,399
Other banking Liabilities	8,617,528	12,233,676	8,267,411	4,943,260
Other provisions	779,487	700,849	682,626	629,905
Other contingencies	778,910	700,276	682,061	629,366
Guarantees	577	573	565	539
Other liabilities	2,799,587	2,452,973	2,196,480	1,779,762
Minority interest	272,129	242,000	202,303	165,317

Total Liabilities	63,911,898	65,366,245	59,398,582	51,301,944

Total Stockholders’ equity	10,331,876	9,517,519	8,888,549	7,156,180

Total liabilities + stockholders’ equity	74,243,774	74,883,764	68,287,131	58,458,124

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-14	09-30-14	06-30-14	12-31-13
Financial income	3,371,699	3,131,111	2,930,115	2,645,402
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	76,310	83,308	93,609	55,045
Interest on Overdraft	516,701	547,732	534,824	381,462
Interest on Discounted and purchased notes	336,753	311,344	289,864	249,355
Interest on Mortgages	63,269	61,058	56,176	49,351
Interest on Car Secured Loans	218,415	203,689	197,147	174,653
Interest on Credit Card Loans	602,087	490,350	487,367	320,787
Interest on Financial Leases	90,231	85,493	81,487	71,016
Interest on Other Loans	731,139	706,045	669,546	625,199
From Other Banking receivables	44	25	17	11,346
Interest on Government Guaranteed Loans Decree 1387/01	3,727	3,739	4,843	2,287
Income from Securities and Short Term Investments	520,786	430,292	326,522	29,253
CER	54,932	59,060	97,602	33,193
Foreign exchange difference	95,913	109,718	65,186	316,975
Other	61,392	39,258	25,925	325,480
Financial expenses	-1,394,471	-1,381,601	-1,494,065	(1,049,414)
Interest on Current Account Deposits		—	—	—
Interest on Saving Account Deposits	(4,591)	(4,861)	(4,793)	(4,236)
Interest on Time Deposits	(987,272)	(1,036,853)	(1,142,425)	(766,964)
Interest on Other Banking Liabilities	(133,732)	(132,759)	(140,647)	(94,896)
Other interests (includes Central Bank)	(1,868)	(1,992)	(2,105)	(2,734)
CER	(13)	(23)	(50)	(25)
Bank Deposit Guarantee Insurance system mandatory contributions	(63,141)	(20,329)	(19,699)	(17,149)
Mandatory contributions and taxes on interest income	(201,622)	(191,684)	(177,729)	(161,916)
Other	(2,232)	6,900	(6,617)	(1,494)
Net financial income	1,977,228	1,749,510	1,436,050	1,595,988
Provision for loan losses	(152,323)	(151,867)	(151,729)	(141,743)
Income from services, net of other operating expenses	918,875	887,922	813,890	667,451
Administrative expenses	(1,478,751)	(1,582,636)	(1,319,873)	(993,270)
Income (loss) from equity investments	32,560	85,365	42,455	17,841
Net Other income	(32,123)	14,453	(21,077)	5,859
Income (loss) from minority interest	(30,130)	(28,677)	(27,218)	(15,261)
Income before tax	1,235,336	974,070	772,498	1,136,865
Income tax	(420,979)	(345,100)	(373,447)	(272,934)
Net income	814,357	628,970	399,051	863,931

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-14	09-30-14	06-30-14	12-31-13
Cash and due from banks	12,560,154	12,539,439	11,487,941	12,881,781
Government Securities	11,633,489	9,659,082	10,231,532	3,459,935
Loans	41,442,840	40,564,516	37,959,113	36,468,194
Other Banking Receivables	2,612,371	6,633,040	3,506,948	1,168,491
Assets Subject to Financial Leasing	2,073,242	1,995,881	1,948,824	1,777,778
Investments in other companies	322,990	289,446	266,812	210,657
Other assets	3,643,820	3,268,571	2,964,883	2,556,788

Total Assets	74,288,906	74,949,975	68,366,053	58,523,624

Deposits	51,442,877	49,736,593	48,049,643	43,759,465
Other banking liabilities	8,617,533	12,233,881	8,269,373	4,943,260
Minority interest	276,058	246,802	205,873	172,395
Other liabilities	3,620,562	3,215,180	2,952,615	2,492,324

Total Liabilities	63,957,030	65,432,456	59,477,504	51,367,444

Total Stockholders’ Equity	10,331,876	9,517,519	8,888,549	7,156,180

Stockholders’ Equity + Liabilities	74,288,906	74,949,975	68,366,053	58,523,624

Net Income

	12-31-14	09-30-14	06-30-14	12-31-13
Net Financial Income	1,978,226	1,751,263	1,438,503	1,598,762
Provision for loan losses	(152,323)	(151,867)	(151,729)	(141,743)
Net Income from Services	918,875	887,922	813,890	667,451
Administrative expenses	(1,478,240)	(1,580,779)	(1,327,955)	(995,759)
Net Other Income	(1,830)	97,650	24,830	24,462
Income Before Tax	1,264,708	1,004,189	797,539	1,153,173
Income Tax	(421,095)	(345,310)	(373,628)	(273,171)
Net income	843,613	658,879	423,911	880,002
Minoritary Interest	(29,256)	(29,909)	(24,860)	(16,071)
Net income for Quarter	814,357	628,970	399,051	863,931

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 10, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer